Exhibit 99.1

Alarum Technologies Provides Further Update Regarding Recent Developments

Tel Aviv, Israel, July 13, 2026 — Alarum Technologies Ltd. (Nasdaq: ALAR, TASE: ALAR) (the “Company”) today provided the following update further to its announcements dated July 2, July 3 and July 4, 2026 (the “Previous Announcements”).

As of the date of this announcement, the Company still does not know the exact root cause of the disruption to its subsidiary NetNut Ltd.’s, proxy network operations. Accordingly, and out of respect for the seriousness of the matter and the role of the relevant U.S. authorities, the Company has initiated several parallel workstreams:

First, the Company has appointed a dedicated external investigation team of cybersecurity and forensic experts to conduct, at the direction of counsel, a comprehensive review of the matters described in the Previous Announcements that have materially affected its business and operations. The team is carrying out extensive technical and operational examinations relating to its network, including examining whether any third parties may have misused the Company’s services or network, as well as whether there were any technical, operational or other issues affecting the Company’s operations. At this stage, the review remains ongoing and no final conclusions have been reached.

Second, as part of its response to the recent developments, the Company has also begun implementing a broad operational efficiency plan intended to align its cost structure with current business conditions. These measures are expected to affect approximately one-third of the Company’s workforce and include both employees who have been invited to a hearing process in connection with the Company’s consideration of the possible termination of their employment and employees who are being placed on unpaid leave for a defined period, following which the Company will assess the possibility of returning them to active employment based on its business and operational needs and following restoration of its services.

In parallel, the Company is actively evaluating alternatives to restore service availability and resume business activity in a controlled manner. Consistent with the Company’s existing review practices, and in light of the matters described in the Previous Announcements and current uncertainty, the Company expects any restart to proceed through an enhanced and documented legal, technical and compliance review process before implementation. The Company’s goal is to return to serving customers and the market as quickly as possible, while continuing to operate responsibly and in compliance with applicable laws and regulations.

The Company continues to evaluate the situation and will provide additional updates as appropriate.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s ongoing review of the matters described in the Previous Announcements; its efforts to determine the exact root cause of the matters described in the Previous Announcements; the scope and outcome of its technical, operational and legal examinations; its efforts to determine whether any third parties misused its services or network or whether there were any technical, operational or other issues relating to its business and operations; its operational recovery efforts; the implementation and expected effects of its operational efficiency measures, including workforce reductions, unpaid leave and other cost-saving initiatives; the restoration of its services; and the potential impact of the matters described in the Previous Announcements on the Company’s business and operations. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” and similar expressions are intended to identify forward-looking statements. Because such statements relate to future matters and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the Company’s ability to obtain additional information regarding the matters described in the Previous Announcements, the outcome of its ongoing review, the timing and effectiveness of its recovery efforts, the duration and impact of operational disruptions, actions by governmental or regulatory authorities, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and in its subsequent filings with the SEC. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

INVESTOR RELATIONS CONTACT:

investors@alarum.io